Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 1 DATED SEPTEMBER 3, 2013
TO THE PROSPECTUS DATED AUGUST 26, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 26, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	recent real property investments;
(3)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of August 2013; and
(4)	information regarding the share redemption limit.
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of August 2013, we accepted investors’ subscriptions for, and issued, a total of 207,379 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $3.5 million, consisting of 203,081 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $3.4 million, and 4,298 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $71,000. As of August 31, 2013, we had accepted investors’ subscriptions for, and issued, approximately 3.0 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $48.1 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of August 31, 2013; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Recent Real Property Investment
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned "Prospectus Summary — Description of Real Estate Investments" beginning on page 21 of the prospectus and "Investment Objectives and Policies — Real Property Investments" beginning on page 86 of the prospectus.
As of August 30, 2013, we, through separate wholly-owned limited liability companies and limited partnerships, owned 24 properties located in 16 states, consisting of approximately 440,994 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and from proceeds from our line of credit. We acquired two properties between August 13, 2013 and August 30, 2013 for a purchase price of $12.9 million, consisting of approximately 101,241 gross rentable square feet.

NAV per Share
The following is a list of the NAV per share on each business day for the month of August 2013 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
August 1, 2013	$16.59	*	*
August 2, 2013	$16.59	*	*
August 5, 2013	$16.59	*	*
August 6, 2013	$16.69	*	*
August 7, 2013	$16.69	*	*
August 8, 2013	$16.69	*	*
August 9, 2013	$16.69	*	*
August 12, 2013	$16.69	*	*
August 13, 2013	$16.69	*	*
August 14, 2013	$16.68	*	*
August 15, 2013	$16.68	*	*
August 16, 2013	$16.68	*	*
August 19, 2013	$16.68	*	*
August 20, 2013	$16.68	*	*
August 21, 2013	$16.68	*	*
August 22, 2013	$16.67	*	*
August 23, 2013	$16.67	*	*
August 26, 2013	$16.67	*	*
August 27, 2013	$16.67	*	*
August 28, 2013	$16.67	*	*
August 29, 2013	$16.67	*	*
August 30, 2013	$16.67	*	*
* Not available. A Shares and I Shares were not available prior to August 26, 2013, and we did not issue any A Shares or I Shares during the month of August 2013 once such share classes were available.
The NAV per share for W Shares is the price at which we sold our W Shares pursuant to purchase orders, and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” in the current prospectus for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus, and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Redemption Limit
As disclosed on our website, as of June 28, 2013, our NAV was $43,527,599. As of July 1, 2013, the redemption limit for the quarter ending September 30, 2013 was 10% of our NAV as of June 28, 2013. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of September 1, 2013 has not been reduced below 10% of our NAV as of June 28, 2013.
Neither the Securities and Exchange Commission nor any state securities commission has determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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